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AUG 0 8 2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

02050728

For the month of August, 19 2002

LEITCH TECHNOLOGY CORPORATION

(Translation of registrant's name into English)

150 Ferrand Drive, Suite 700, Toronto, Ontario, M3C 3E5, Canada

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-________ .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCESSED
AUG 1 2 2002
THOMSON
FINANCIAL

LEITCH TECHNOLOGY CORPORATION
(Registrant)

Date August 7, 2002

By [signature]
(Signature)*

SALIL MUNJAL
VP + GENERAL COUNSEL

Salil Munjal
Vice President, General Counsel
and Corporate Secretary

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

Index to Exhibits at page 2

EXHIBIT LIST

Exhibit 99.1

LEITCH.

Leitch Technology Corporation
150 Ferrand Drive, Suite 700
Toronto, Ontario M3C 3E5

www.leitch.com

David Chaikof
Chairman of the Board

Margaret Craig
President & CEO

July 26, 2002

Dear Shareholder:

On behalf of the Board of Directors and the management of Leitch Technology Corporation, we invite you to attend our 2002 Annual General Meeting of Shareholders. The meeting will be held at the TSE Conference Centre, Auditorium, Toronto Stock Exchange, The Exchange Tower, 130 King Street West, Toronto, Ontario at 11:00 a.m. (Toronto time) on September 10, 2002. Enclosed are the notice of meeting, management proxy circular and form of proxy for the meeting.

We want all shareholders to be represented at the meeting. If you are unable to attend the meeting, please register your views by completing and returning the form of proxy included with the enclosed meeting materials. Even if you plan to attend the meeting, you can conveniently express your views in advance by returning a completed form of proxy.

We look forward to seeing you at the meeting.

Yours truly,

DAVID CHAIKOF

Margaret Craig

MARGARET CRAIG

LEITCH TECHNOLOGY CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the "Meeting") of the shareholders of Leitch Technology Corporation (the "Corporation", the "Company" or "Leitch") will be held in the Auditorium, TSE Conference Centre, Toronto Stock Exchange, The Exchange Tower, 130 King Street West, Toronto, Ontario, on Tuesday, September 10, 2002, at 11:00 a.m., Toronto time, for the following purposes:

1. to receive the annual report, including the financial statements and auditors' report therein, for the financial year ended April 30, 2002;
2. to elect directors for the ensuing year;
3. to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;
4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Management Information Circular and form of proxy accompany this Notice.

By Order of the Board of Directors

SALIL MUNJAL
Vice-President, Corporate Development & General Counsel

DATED at Toronto, Ontario, Canada, this 26th day of July, 2002.

NOTE: If you are unable to be present in person at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy in accordance with the instructions therein, so as to arrive by no later than 5:00 p.m. (Toronto time) on September 9, 2002, or in the case of an adjournment of the Meeting, by no later than 5:00 p.m. (Toronto time) on the business day immediately preceding the date of such adjourned Meeting.

LEITCH TECHNOLOGY CORPORATION

150 Ferrand Drive, Suite 700
Toronto, Ontario
M3C 3E5

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

The information contained in this management information circular (the "Circular") is furnished in connection with the solicitation by the management of LEITCH TECHNOLOGY CORPORATION (the "Corporation") of proxies to be used at the annual general meeting of shareholders of the Corporation or any adjournment thereof (the "Meeting") to be held at the time, place and for the purposes set out in the accompanying notice of Meeting (the "Notice"). It is expected that solicitation will be made primarily by mail, but proxies may also be solicited personally by directors, officers and employees of the Corporation without special compensation. The cost of solicitation by management will be borne by the Corporation.

Unless otherwise indicated, information contained herein is given as of July 26, 2002. As of the date of this Circular, management knows of no matters to come before the Meeting other than matters referred to in the Notice.

Appointment of Proxies

The persons named in the enclosed form of proxy are representatives of management of the Corporation and are directors and/or officers of the Corporation. **A shareholder who wishes to appoint some other person to represent such shareholder at the Meeting may do so by inserting such person's name in the blank space provided in the accompanying form of proxy. Such other person need not be a shareholder of the Corporation.**

To be valid, proxies must be deposited with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, in accordance with the instructions therein, by no later than 5:00 p.m. (Toronto time) on September 9, 2002 or in the case of any adjournment of the Meeting, by no later than 5:00 p.m. (Toronto time) on the business day immediately preceding the date of such adjourned Meeting.

Non-Registered Holders

Only registered shareholders or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, common shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or CDS).

In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice, this Circular, the form of proxy, and the 2002 annual report (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company (such as ADP Independent Investor Communications Corporation) ("IICC") to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will:

A. in most cases, be sent a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which permits the completion of the voting instruction form by telephone or through the Internet); or

B. less typically, be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Company as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. ***In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.***

Revocation

A registered shareholder who has given a proxy may revoke the proxy by:

(a) completing and signing a proxy bearing a later date and depositing it with Computershare Trust Company of Canada as described above; or

(b) depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or (ii) with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or

(c) in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed by proxy in any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. **In the absence of such directions, such common shares will be voted by the management representatives for the election of directors named in this Circular and for the appointment of KPMG as auditors and the authorization of the directors to fix the auditors' remuneration.**

The enclosed form of proxy confers discretionary authority upon the management representatives designated in the form of proxy with respect to amendments or variations of matters identified in the accompanying Notice and with respect to other matters which may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters.

VOTING SHARES

The authorized share capital of the Corporation consists of an unlimited number of common shares ("Common Shares") and an unlimited number of preference shares, issuable in series, of which, on the date of this Circular, 29,782,080 Common Shares, and no preference shares, are issued and outstanding. Each shareholder of record at the close of business on July 30, 2002, the record date established for the Meeting, will be entitled to one vote for each Common Share on all matters proposed to come before the Meeting, except to the extent that the holder has transferred any Common Shares after the record date and the transferee of such shares establishes ownership of them and demands, not later than the close of business ten days prior to the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares.

PRINCIPAL HOLDERS OF VOTING SECURITIES

Other than as indicated below, the directors and officers of the Corporation are not aware of any person who, as of July 25, 2002, beneficially owned, directly or indirectly, or exercised control or direction over more than 10 percent of the Common Shares of the Corporation.

Entity	Common Shares Owned	Percentage Ownership
Alliance Capital Management LP(1)	3,317,980 common shares	11.1%
Fidelity Management & Research Company and Fidelity Management Trust Company(2)	3,034,400 common shares	10.2%
Seamark Asset Management Ltd.(3)	3,064,401 common shares	10.3%

(1) Based on information filed with the Corporation on September 28, 2001.

(2) Based on information filed with the Corporation on February 14, 2002.

(3) Based on information filed with the Corporation on June 10, 2002.

ELECTRONIC ACCESS TO PROXY-RELATED MATERIALS AND ANNUAL AND QUARTERLY REPORTS

The Corporation is offering shareholders the opportunity to view future management proxy circulars, annual reports and quarterly reports, etc. through the Internet instead of receiving paper copies in the mail. If you are a registered shareholder you can choose this option by following the instructions on your form of proxy. If you hold your common shares through an intermediary (such as a bank or a broker), please refer to the information provided by the intermediary on how to view the Corporation's management information circulars, annual reports and quarterly reports through the Internet.

PARTICULARS OF MATTERS TO BE ACTED ON

Election of Directors

The articles of the Corporation provide for a minimum of three and a maximum of twenty directors. The Corporation currently has ten directors and the Board of Directors has determined that ten directors will be elected at the Meeting. In June 2002, Mr. Lehtonen and Mr. Paterson resigned from the Board, Ms. Craig, President & CEO of Leitch, was appointed to the Board and Mr. Chaikof was appointed interim Chairman of the Board. The management representatives designated in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth below. All such nominees are now directors and have been directors since the dates indicated below. Management does not contemplate that any proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

The Corporation has an Audit Committee. All members of the Audit Committee are considered independent directors under Rule 4200(a)(15) of the NASDAQ National Market, and they satisfy the NASDAQ National Market's requirements relating to the qualification of its members and their required understanding of financial statements and financial affairs. The membership of the Audit Committee also complies with The Toronto Stock Exchange Corporate Governance Guidelines, which are described in the "Statement of Corporate Governance Practices" section herein.

Y

The Corporation also has a Compensation Committee and Corporate Governance & Nominating Committee. The members of such committees for fiscal 2002 are indicated below. Upon the election of the new Board of Directors, the new Board of Directors will determine the composition of each of the three committees.

The following table sets forth the name of each person proposed to be nominated for election to the Board of Directors at the Meeting, all positions and offices of the Corporation currently held by him or her, his or her principal occupation or employment at present and for at least the five preceding years, the number of Common Shares beneficially owned, or over which control or direction is exercised, as of July 26, 2002 and the number of Common Shares issuable upon the exercise of stock options that vest on or prior to September 30, 2002.

Name and Municipality of Residence	Director Since	Principal Occupation(1)	Shares of the Corporation Beneficially Owned or Controlled Directly or Indirectly(2)	Shares Issuable upon Exercise of Options that Vest on or prior to September 30, 2002
WILLIAM F. BAKER(4)(5) Riverside, Conn., USA	July 6, 1993	President, WNET-Thirteen, New York (Television Station)	3,500	10,600
DAVID A. CHAIKOF(5) Toronto, ON, Canada	February 23, 1999	Interim Chairman of the Board, Leitch Technology Corporation and Partner, Torys LLP (Barristers and Solicitors)	300	10,250
MARGARET CRAIG(6) Cupertino, CA, USA	June 11, 2002	President and CEO, Leitch Technology Corporation	2,000	66,500
ALBERT GNAT(3)(5) Caledon, ON, Canada	April 21, 1994	Partner, Lang Michener (Barristers and Solicitors)	30,000	10,600
ANTHONY GRIFFITHS(3)(4)(5) Toronto, ON, Canada	November 29, 1994	Corporate Director and Independent Consultant	10,000	10,100
GILLES HURTUBISE(5) Beaconsfield, QUE, Canada	June 27, 1995	Broadcasting Consultant	600	8,850
STAN J. KABALA(3) Naples, FL, USA	June 18, 1996	Corporate Director	5,000	4,600
JOHN A. MACDONALD Ottawa, ON, Canada	November 1, 1999	Corporate Director and Independent Consultant	11,000	0
BRIAN SEMKIW(4) Oakville, ON, Canada	April 21, 1994	Chief Executive Officer, Rand Worldwide (Technology Reseller)	0	10,600
MARGITA WHITE(3) Washington, DC, USA	November 29, 1994	Corporate Director and Independent Consultant	8,200	10,100

(1) Each of the directors of the Company has held his/her present principal occupation noted above, or other positions with the same organization, for the past five years, except as set out below:

- Ms. Craig has been President of Leitch Incorporated, the Company's primary U.S. subsidiary, from January 2000. In October 2000, Ms. Craig became Chief Operating Officer of the Corporation in addition to her role as President of Leitch Incorporated. On January 1, 2002, Ms. Craig became President and CEO of Leitch Technology Corporation in addition to her ongoing as President of Leitch Incorporated. Prior to joining Leitch, Ms. Craig was President of Snell & Wilcox's US operations.
- From January 1996 to January 1998, Mr. Kabala was President and CEO of Rogers Cantel Inc. In June 1998, Mr. Kabala joined Executone Information Systems Inc. as Chairman, President and Chief Executive Officer and resigned as President and Chief Executive Officer in June 2000. Mr. Kabala is currently Chairman of the Board of eLOT, Inc. (formerly Executone). Mr. Kabala also serves on the boards of several other public and private entities.
- Mr. MacDonald was President and CEO of the Corporation from November 1999 to December 2001. Prior to that Mr. MacDonald held various positions at Bell Canada from 1994 to 1999, the last being President and Chief Operating Officer.
- Ms. White retired as President, Association for Maximum Service Television on June 30, 2001. Since then, Ms. White has been a corporate director and independent consultant.

(2) The information as to Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(3) Denotes members of the Corporation's Audit Committee.

(4) Denotes members of the Corporation's Compensation Committee.

(5) Denotes members of the Corporation's Corporate Governance & Nominating Committee.

(6) Ms. Craig is the only director of the Corporation who is also an officer of the Corporation.

Appointment and Remuneration of Auditors

The management representatives designated in the enclosed form of proxy intend to vote in favour of the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation, to hold office until the next annual meeting of the shareholders, and to authorize the directors to fix the auditors' remuneration. KPMG LLP have served as auditors of the Corporation since August 25, 1992.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following tables and related narrative below present information about compensation for the fiscal years ended April 30, 2002, April 30, 2001 and April 30, 2000 for the Corporation's Named Executive Officers (determined in accordance with applicable rules). In the table and footnotes below, and elsewhere in this Circular, references to "$" shall mean Canadian dollars and to "US$" shall mean United States dollars.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Shares Under Options Granted (#)(2)
MARGARET CRAIG President and Chief Executive Officer, Leitch Technology Corporation(3)	2002 2001 2000	370,726 272,138 45,000	195,912 155,040 66,292	— — —	320,000 0 80,000
ROBERT HANSEN Senior Vice-President, Sales, Leitch Incorporated(4)	2002 2001 2000	235,872 101,538 —	— 25,000 —	157,418 59,563 —	10,000 35,000 —
JOHN EDWARDS Vice-President and General Manager, Servers, Leitch Incorporated(5)	2002 2001 2000	267,464 207,071 —	52,691 63,954 —	— —	20,000 30,000 —
BARRY TODD Managing Director, Leitch Europe Limited(6)	2002 2001 2000	269,484 45,037 —	40,250 9,544 —	— — —	5,000 40,000 —
REGINALD J. TIESSEN Chief Financial Officer & Vice-President and General Manager, Video Processing & Distribution, Leitch Technology Corporation	2002 2001 2000	233,442 200,000 155,808	74,200 68,000 72,000	— — —	20,000 10,000 0
JOHN A. MACDONALD Former President & Chief Executive Officer, Leitch Technology Corporation(7)	2002 2001 2000	300,000 450,000 225,000	— 150,000 150,000	54,957 56,268 —	— — 400,000

(1) Other than for Mr. MacDonald, the value of perquisites and benefits for each Named Executive Officer does not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus and is not reported herein. The amount for Mr. MacDonald includes $36,285 for the dollar value of the imputed interest benefit for the loan provided by the Corporation to Mr. MacDonald (see "Indebtedness") and $18,672 for an automobile leased by the Corporation for Mr. MacDonald and related expenses.

(2) Of Ms. Craig's 320,000 options granted in fiscal 2002, 200,000 options are performance based options. For details see "Report of Compensation Committee — Compensation of President and CEO".

(3) Ms. Craig joined Leitch Incorporated, the Corporation's primary subsidiary in the United States, as President in January 2000. In October, 2001 Ms. Craig became Chief Operating Officer of the Corporation and in January 2002 was appointed President & CEO. Ms. Craig's annualized salary in fiscal 2000 was US$180,000.

(4) Mr. Hansen joined Leitch Incorporated, the Corporation's primary subsidiary in the United States, on August 15, 2000. Mr. Hansen's annualized salary for fiscal 2001 was $230,325. The amount of "Other Annual Compensation" for Mr. Hansen is in connection with commission payments made to Mr. Hansen.

(5) Mr. Edwards joined Leitch Incorporated, the Corporation's primary subsidiary in the United States, as Vice-President and General Manager Server Products on July 3, 2001. Mr. Edwards' annualized salary in fiscal 2001 was $253,358.

(6) Mr. Todd joined Leitch Europe Limited, the Corporation's primary subsidiary in Europe, as Managing Director on February 26, 2001. Mr. Todd's annualized salary in fiscal 2001 was $269,484.

(7) Mr. MacDonald left the Corporation on December 31, 2001. For details of Mr. MacDonald's consulting agreement with the Corporation for the period January 1, 2002 through to December 31, 2002, see "Report on Executive Compensation — Compensation of Former President and Chief Executive Officer".

Option Grants During Fiscal 2002 to Named Executive Officers

Name and Principal Position	Shares Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal 2002	Exercise Price (per share) ($)(2)	Market Value of Shares Underlying Options on the Date of Grant (per share) ($)(2)	Expiration Date
MARGARET CRAIG(1) President & CEO	10,000 310,000	1.13 34.97	9.23 12.97	10.20 12.74	November 27, 2006 January 15, 2007
ROBERT HANSEN Senior Vice-President, Sales, Leitch Incorporated	10,000	1.13	9.23	10.20	November 27, 2006
JOHN EDWARDS Vice-President and General Manager, Servers, Leitch Incorporated	10,000 10,000	1.13 1.13	9.23 15.41	10.20 15.15	November 27, 2006 June 12, 2006
REGINALD J. TIESSEN Chief Financial Officer & Vice-President and General Manager, Video Processing & Distribution, Leitch Technology Corporation	20,000	2.26	9.23	10.20	November 27, 2006
BARRY TODD Managing Director, Leitch Europe Limited	5,000	0.56	9.23	10.20	November 27, 2006
JOHN A. MACDONALD Former President & CEO	N/A	N/A	N/A	N/A	N/A

(1) Ms. Craig was granted 10,000 options on November 27, 2001. Further, in conjunction with Ms. Craig's appointment as President & CEO on January 1, 2002, Ms. Craig was awarded an additional 310,000 options, of which amount 200,000 options are performance based options which vest in the sole discretion of the Board and based upon numerous criteria established by agreement between Ms. Craig and the Compensation Committee of the Board. In all other respects these options are subject to the conditions of the Corporation's stock option plan. The remaining 110,000 options are subject to the normal vesting and other conditions of the stock option plan. See "Report on Executive Compensation — Compensation of President and Chief Executive Officer".

(2) Pursuant to the Corporation's stock option plan, the exercise price of options granted pursuant to the Corporation's stock option plan is equal to the five day weighted average (by volume) of the trading price of the Corporation's common shares on The Toronto Stock Exchange preceding the date the options are granted.

Aggregated Option Exercises During Fiscal 2002 by Named Executive Officers and Financial Year-End Values of Options Held by Named Executive Officers

Name and Principal Position	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#)		Value of Unexercised In-the-Money Options at FY-End ($)(3)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
MARGARET CRAIG(1) President & CEO	NIL	NIL	52,000	348,000	NIL	NIL
ROBERT HANSEN Senior Vice-President, Sales, Leitch Incorporated	NIL	NIL	13,250	31,750	NIL	NIL
JOHN EDWARDS Vice-President and General Manager, Servers, Leitch Incorporated	NIL	NIL	13,500	36,500	NIL	NIL
REGINALD J. TIESSEN Chief Financial Officer & Vice-President and General Manager, Video Processing & Distribution, Leitch Technology Corporation	NIL	NIL	50,000	30,000	NIL	NIL
BARRY TODD Managing Director, Leitch Europe Limited	NIL	NIL	10,500	34,500	NIL	NIL
JOHN A. MACDONALD(2) Former President & CEO	NIL	NIL	NIL	NIL	NIL	NIL

(1) See footnote (1) above in connection with the table entitled "Option Grants During Fiscal 2002 to Named Executive Officers".

(2) Mr. MacDonald left the Corporation on December 31, 2001. Since Mr. MacDonald did not exercise any options that had vested prior to his departure and for 90 days thereafter, pursuant to the terms of the Corporation's stock option plan, Mr. MacDonald's options were cancelled on April 1, 2002.

(3) On April 30, 2002 the closing price of a common share of the Corporation on The Toronto Stock Exchange was $8.89. As the actual value received by a Named Executive Officer on the exercise of a stock option is determined by the market value of the Corporation's common shares on the date of exercise, the actual value received by a Named Executive Officer may bear no relation to the potential realization shown in these columns.

Indebtedness

The aggregate indebtedness of all officers, directors, employees and former officers, directors and employees of the Corporation or any of its subsidiaries outstanding as at June 28, 2002 was $886,761 in respect of indebtedness to the Corporation or any of its subsidiaries.

Table of Indebtedness of Directors, Executive Officers and Senior Officers

Name, Principal Position and Place of Residence	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During Fiscal 2002 ($)	Amount Outstanding as at July 26, 2002 ($)
JOHN A. MACDONALD Former President & CEO(1) Ottawa, Ontario	Lender	518,363	518,363

(1) Mr. MacDonald left the Corporation on December 31, 2001 and pursuant to the terms of a consulting arrangement with the Corporation, Mr. MacDonald is to repay the full amount of the loan prior to December 31, 2002.

12

Report on Executive Compensation

Composition of the Compensation Committee

The Compensation Committee of the Board (the "Compensation Committee") consists of Messrs. William F. Baker, Chairman of the Compensation Committee, Brian Semkiw, Anthony Griffiths and G. Scott Paterson (who has retired from the Board subsequent to the completion of this report). None of the members of the Compensation Committee is an officer, employee or former officer or employee of the Corporation or any of its affiliates or is eligible to participate in the Corporation's executive compensation program. The Committee has primary responsibility for matters related to the overall effectiveness of the management of human resources and compensation, the design and effectiveness of compensation plans and the evaluation and remuneration of the Chief Executive Officer.

Compensation Philosophy and Objectives

The executive compensation programs are intended to attract, motivate and retain the key talent necessary to drive the Corporation to be successful in the highly competitive business environment in which it operates. The Corporation's overriding objective in regard to compensation is to competitively compensate executive officers for total performance and contribution.

The compensation of the President & Chief Executive Officer is determined by the Board upon recommendations made by the Compensation Committee. The setting of compensation for the senior officers and executives has been delegated to the President & Chief Executive Officer who consults with the Compensation Committee in this regard.

The compensation for senior officers and executives, including the President and Chief Executive Officer, is comprised of a combination of base salary, variable compensation and stock options more particularly discussed below.

Base Salary and Variable Compensation

Base salary and variable compensation (which is set as a targetted percentage of base salary) is determined based on market data for positions of similar responsibilities in respect of companies with a similar industry, revenue, geography and complexity profile, internal equity comparisons and the individual's ability and experience. Accordingly, each employee has a variable compensation component to their overall compensation. The aggregate amount of variable compensation for the Corporation is recommended by the President & Chief Executive Officer to the Compensation Committee for allocation to employees, including executive officers. The Compensation Committee's recommendations regarding the aggregate amount variable compensation are submitted for approval by the Board of Directors. This aggregate amount is determined with reference to numerous factors, including the Corporation's overall financial performance, relative financial performance of the Corporation compared to competitors, ensuring competitiveness of the Corporation and its compensation plans going forward, consistent with the Corporation's overall compensation philosophy. Individual variable compensation amounts are determined with reference to individual performance and contribution objectives. Accordingly, in a year where the financial performance of the Corporation may be down compared to historical levels with respect to metrics such as "net income", employees (including executive officers) may still be eligible for a reduced percentage of their targeted individual variable compensation amount.

Stock Options

The Corporation established its stock option plan to encourage ownership in the Corporation's common shares by directors, officers and employees of the Corporation and to sustain commitment to profitability and maximize shareholder value over the long term. The stock option plan enables the Corporation to attract and retain individuals with experience and ability and to reward individuals for current and future performance.

Options may be granted by the Board from time to time. Each of the executive officers of the Corporation have been granted options under the Plan and additional options may be granted in the future.

Compensation of the President & Chief Executive Officer

Effective January 1, 2002 Ms. Craig was appointed President and Chief Executive Officer of the Corporation. Immediately prior to her appointment, Ms. Craig was Chief Operating Officer of the Corporation.

Ms. Craig's base salary is determined based on market data for positions of similar responsibility in respect of companies with a similar industry, revenue, geography and complexity profile. Ms. Craig's base compensation of US$250,000 per annum was not increased at the time of her promotion from Chief Operating Officer to President & Chief Executive Officer in January 2002. Having regard to the economic downturn in the global economy and the resulting financial results of the Corporation, it was determined to be appropriate not to provide an increase in base salary to Ms. Craig for the balance of fiscal 2002 (January – April 2002) and fiscal 2003. Ms. Craig's variable compensation amount is targetted at 100% of base salary. Variable compensation is determined with respect to a number of factors, including increasing the Corporation's revenue, increasing net operating income, improving the quality and innovation of products, the achievement of agreed upon targets with respect to joint ventures, acquisitions, research and development and meeting other agreed upon personal goals. While the largest factor in this regard is directly linked to the various measures of the Company's financial performance such as revenue, net operating income and net income the other non-financial factors (including those described above) are also included in the assessment of variable compensation. Ms. Craig will receive total variable compensation in the amount of US$125,000 in respect of the fiscal year of the Corporation ended April 30, 2002.

Ms. Craig was granted 310,000 options in January, 2002 to reflect her appointment as President & Chief Executive Officer. Of the 310,000 options, 200,000 options are performance based options pursuant to which the options vest in the sole discretion of the Board with regard to a number of factors which are described above in connection with the determination of variable compensation. Of the 200,000 performance options the Board determined that 10,000 options vest effective June 11, 2002. The 110,000 ordinary options vest in the ordinary course under the terms of the Corporation's stock option plan, pursuant to which options have a five-year term and vest at a rate of 5% every three months during such five-year term. The exercise price of options granted pursuant to the stock option plan must not be lower than the five day weighted (by volume) average trading price of the common shares on The Toronto Stock Exchange at the time the options are granted.

Compensation of the Former President and Chief Executive Officer

Mr. MacDonald resigned as President and Chief Executive Officer of the Corporation effective December 31, 2001. He continues to be a director of the Corporation. From May 1, 2001 to December 31, 2001 Mr. MacDonald's was paid a salary of $300,000. Pursuant to the terms of a resignation of employment and consulting agreement (the "Resignation and Consulting Agreement") with the Corporation, Mr. MacDonald agrees during the period from January 1, 2002 to December 31, 2002 (the "Consulting Period") to make himself available to provide consulting services to Leitch at mutually agreed upon times. During this Consulting Period Mr. MacDonald will receive $450,000 pursuant to this Resignation and Consulting Agreement. Furthermore, the ownership of the Company automobile used by Mr. MacDonald has been transferred to Mr. MacDonald during this Consulting Period and Mr. MacDonald's executive loan is fully repayable by him on or prior to December 31, 2002. Under the Resignation and Consulting Agreement, Mr. MacDonald is subject to a non-competition agreement for the duration of the Consulting Period.

Furthermore, pursuant to the Resignation and Consulting Agreement, all of Mr. MacDonald's stock options that were unvested ceased to vest effective January 1, 2002 and were cancelled and those options that had vested as at January 1, 2002 ceased to be exercisable on April 1, 2002. Mr. MacDonald did not exercise any of the vested options prior to cancellation on April 1, 2002.

Report submitted on behalf of the Compensation Committee:

William F. Baker, *Chairman*
Brian Semkiw
Anthony Griffiths
G. Scott Paterson

Report of the Audit Committee

The Audit Committee of the Board (the "Audit Committee") consisted in fiscal 2002 of Messrs. Albert Gnat (Chairman), Stan J. Kabala, Anthony Griffiths, G. Scott Paterson (who has retired from the Board subsequent to the completion of this report) and Ms. Margita White, all of whom are unrelated directors, as defined in the TSX Corporate Governance Guidelines. In carrying out its mandate, the Audit Committee met 5 times during the year ended April 30, 2002, on June 11, 2001, August 27, 2001, November 26, 2001, February 25, 2002 and March 25, 2002. At the meeting on June 11, 2001, the Audit Committee reviewed, with the Chief Financial Officer and the auditors of the Corporation, the consolidated financial statements for the fourth quarter and the annual consolidated financial statements for the year ended April 30, 2001 and at the other meetings other than the March 25, 2002 meeting, reviewed with the Chief Financial Officer the consolidated unaudited financial statements for the first, second and third quarters of the year ended April 30, 2001. For the year-end financial statements, the Audit Committee received the input and comments of the Corporation's auditors (both in the presence of management and privately), which included among other things, confirmation of the cooperation of the management of the Corporation in conducting their audit and of the independence of the auditors from the Corporation. On March 25, 2002, the Audit Committee reviewed with the auditors and management the scope of review of the audit for the year ending April 30, 2002. At a meeting on June 10, 2002, the Audit Committee reviewed with the Chief Financial Officer and the auditors of the Corporation, the consolidated financial statements for the fourth quarter and the annual consolidated financial statements for the year ended April 30, 2002.

Report submitted on behalf of the Audit Committee:

Albert Gnat, *Chairman*
Anthony Griffiths
Stan J. Kabala
G. Scott Paterson
Margita E. White

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return of the common shares of the Corporation since April 30, 1997 with the cumulative total return of the TSE 300 Total Return Stock Index and the TSE Technology Hardware Total Return Value Index since that date(1). Effective May 1, 2002 the TSE 300 Total Return Stock Index was renamed and revised as the S&P/TSX Corporate Index. The TSE Technology Hardware Total Return Value Index is scheduled for revision in 2003. Accordingly, in the future the comparative performance chart will reflect the new S&P/TSX Composite Index.

COMPARATIVE PERFORMANCE CHART



$500
$400
$300
$200
$100
$0
Apr. 30/97
Apr. 30/98
Apr. 30/99
Apr. 30/00
Apr. 30/01
Apr. 30/02
TSE 300 Total Return Index
Leitch Common Shares
TSE Technology Hardware Value Index

	Apr. 30/97	Apr. 30/98	Apr. 30/99	Apr. 30/00	Apr. 30/01	Apr. 30/02
Leitch Close	29.25	29.00	26.05	24.20	20.50	8.89
Leitch Value	100.00	99.15	89.06	82.74	70.09	30.39
TSE 300	5,976.60	7,664.99	7,014.70	9,347.61	7,946.60	7,663.39
TSE 300 Value	100.00	128.25	117.37	156.40	132.96	128.22
TSE Technology Hardware	12,164.80	17,517.37	19,255.15	56,740.89	19,254.34	7,289.85
TSE Technology Value	100.00	144.00	158.29	466.44	158.28	59.93

(1) Assumes $100 invested in the Corporation's common shares on April 30, 1997 and for the TSE Total Return Value Index and the TSE Technology Hardware Total Return Index, both of which assume dividend reinvestment.

MATERIAL TERMS AND CONDITIONS

Employment Agreements

(a) The Corporation has entered into an employment contract with Ms. Margaret Craig, President and Chief Executive Officer of the Corporation. The contract extends to the date of Ms. Craig's 55th birthday unless terminated by the Corporation. If terminated other than for just cause (as defined in the agreement), Ms. Craig will be entitled to receive, among other things, an amount equal to twice the annual cash compensation paid to her in the twelve month period prior to termination. If Ms. Craig terminates her employment within one year following a "change in control" (as defined in the contract and other than as a result of death, disability or retirement), and provided Ms. Craig has remained in the employ of the Corporation for at least six months following such change in control, Ms. Craig shall be entitled to receive, among other things, half of the payments and other benefits provided to her for termination other than for just cause, and also that one half of all unvested options shall also automatically vest. Furthermore, upon a change in control, in recognition of Ms. Craig's agreement to abide by certain non-competition and non-solicitation arrangements, Ms. Craig will receive an additional one half of the payments and other benefits provided in the contract for termination without just cause and also that one half of all unvested options held by Ms. Craig shall automatically vest. Additionally, Ms. Craig is eligible to receive, if applicable, a reimbursement of any applicable additional income tax arising from compensation earned in Canada. The reimbursement will be "grossed-up" so that Ms. Craig will receive the reimbursement on an after tax basis. This reimbursement eliminates the burden of additional taxation, if any, due to increased responsibilities in Canada.

(b) Mr. MacDonald's resignation and consulting arrangements with the Company are summarized at "Report of Executive Compensation — Compensation of the Former President and Chief Executive Officer.

COMPENSATION OF DIRECTORS

The directors of the Corporation are entitled to receive an annual fee of $12,000, plus $800 for each meeting of the Board or a committee thereof attended. The Chairman of the Board is entitled to receive an annual fee of $50,000. The directors are also entitled to reimbursement from the Corporation for all reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board or a committee thereof.

Directors are also entitled to participate in the Corporation's Stock Option Plan.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains liability insurance policies covering directors and officers of the Corporation acting in their respective capacities as such. Aggregate coverage for such matters is US$40,000,000 subject to a corporate deductible of US$250,000 and a deductible of US$1,000,000 for claims related to US Securities and Exchange Commission matters. The total amount of premium paid by the Corporation in respect of this coverage during fiscal 2002 was US$403,000.

Leitch also purchased a seven-year run off endorsement for the former directors and officers of Digital Processing Systems Inc. ("DPS") acquired in October 2000, which covers acts and omissions occurring prior to our acquisition of DPS. The policy provides for the same level of coverage as in place prior to the acquisition, for which the Corporation paid a premium of $45,000 for the entire seven-year period.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

During fiscal 2002, the Board of Directors held 14 meetings, the Audit Committee held 5 meetings and the Compensation Committee held 2 meetings and the Corporate Governance and Nominating Committee held 2 meetings.

The Toronto Stock Exchange ("TSX") has adopted 14 guidelines for effective corporate governance (the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and evaluation of board members. Companies whose securities are listed on the TSX are required to annually disclose how their governance practices conform or depart from the Guidelines, but conforming with the Guidelines is not itself a requirement of listing.

To maintain high standards of corporate governance in a rapidly changing environment, our governance processes are subject to ongoing review and assessment by the Corporate Governance and Nominating Committee of the Board of Directors and have been benchmarked relative to the Guidelines. The Toronto Stock Exchange has defined an "unrelated director" to mean a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the Corporation's best interests, other than interests and relationships arising from his or her ownership of Common Shares.

The Corporate Governance and Nominating Committee consists of five directors, all of whom are non-management directors. The Committee's mandate is to promote board effectiveness. In addition, the Board and management believe that good corporate governance requires a company culture that supports the maintenance of sound ethics, integrity, judgment and values throughout the organization. In this regard, the Board of Directors has developed a comprehensive corporate governance manual detailing processes and procedures to be followed by the Corporation and the Board of Directors, which was further enhanced with detailed terms of reference for each Committee of the Board, including the Corporate Governance and Nominating Committee.

The following table indicates how our corporate governance practices align with the Guidelines:

TSX Corporate Governance Guideline	Comments
1. The Board of Directors should explicitly assume responsibility for stewardship of the Corporation, and specifically assume responsibility for:	The Board of Directors is responsible for supervising the management of the business and affairs of the Corporation. The Board reviews, discusses and approves various matters related to the Corporation's operations, strategic direction and organizational structure to ensure that the best interests of the shareholders are being served. The Board, with the assistance of the Audit Committee, also approves the contents of major disclosure documents, including proxy circulars, annual information forms, quarterly reports and management discussion & analysis.
(a) Adoption of a strategic planning process	The Board of Directors meets at least once annually for a strategy session. The Board of Directors, either as a whole or through various committees, also holds meetings from time to time which focus on specific strategic matters. In fiscal 2002 the Board met for a day session regarding strategic planning and review and also reviewed each quarter the strategy in the light of business and other conditions.
(b) Identification of principal risks, and implementing risk management systems	The Audit Committee and the Board of Directors have been apprised of our principal operational and strategic risks and are working with management in reviewing the Company's risk management systems. The Audit Committee makes recommendations in this regard, as necessary.
(c) Succession planning and monitoring senior management	Our Corporate Governance and Nominating Committee reviews and reports to the Board of Directors on succession planning matters, as required. The Board of Directors also receives periodic operational reports to ensure accountability of senior management and is working with senior management to ensure that appropriate human resources strategies are implemented. The Corporate Governance and Nominating Committee made recommendations regarding succession planning in connection with Mr. MacDonald's resignation as President and Chief Executive Officer and also in connection with Mr. Lehtonen's retirement as Chairman.
(d) Communications policy	The Board of Directors has adopted a policy in this regard and reviewed this matter with management to ensure that procedures are in place to ensure effective communication between us and our stakeholders and the public. We promptly provide full and plain disclosure of all material information, as required by law. In addition, all material press releases and other significant corporate disclosures are reviewed by counsel. We also hold quarterly meetings with analysts and institutional investors by telephone conference call, which are open to the financial press as well as the public (through simultaneous webcasting). Recordings of the meetings are archived on our website. The Corporation maintains a website on which it posts all press releases and other information

TSX Corporate Governance Guideline	Comments
	which shareholders would find helpful. Investor and shareholder concerns are addressed on an ongoing basis by the investor relations department, the Corporate Secretary of the Corporation and through the Internet home page at http://www.leitch.com.
(e) Integrity of internal control and management information systems	The Board and the Audit Committee are responsible for the supervision of the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to ensure compliance with appliance with applicable laws. The external auditors report to the Audit Committee and the Board, when requested, on matters relating to internal control.
2. A majority of directors should be "unrelated" (independent of management and free from conflicting interest)	A majority of our directors are independent from management and free from any interest, business or other relationship that could, or could reasonably be perceived to, materially interfere with the director's ability to act in the Corporation's best interests. The Corporation does not have a "significant shareholder". The Guidelines define a "significant shareholder" as a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.
3. Disclose, for each director, whether he or she is related, and how that conclusion was reached	Of the nominees for election as directors, Ms. Craig, the President and Chief Executive Officer of the Corporation and Mr. MacDonald, the former President and Chief Executive Officer of the Corporation are the only "related" directors, as defined in the TSX Corporate Governance Guidelines. As for the remainder of the nominees, namely William F. Baker, David A. Chaikof, Albert Gnat, Anthony Griffiths, Gilles Hurtubise, Stan J. Kabala, Brian Semkiw and Margita White, none of them or their associates: (i) have been employees of the Corporation or its subsidiaries; or (ii) have business or other relationships with or have received remuneration from the Corporation or its subsidiaries (other than directors' remuneration and in the case of Mr. Gnat and Mr. Chaikof who are partners of law firms which provide legal services to the Corporation and received fees which were not material), which could, or could reasonably be perceived to, materially interfere with a director's ability to act with a view to the best interests of the Corporation. Consequently, all such directors are considered to be "unrelated" to the Corporation.
4. (a) Appoint a committee of directors responsible for proposing to the full Board of Directors new nominees for election to the board and for assessing directors on an ongoing basis	The Corporate Governance and Nominating Committee has the mandate to: • annually recommend candidates for the Board of Directors; • review credentials of nominees for election; • recommend candidates for filing vacancies on the Board of Directors; and • ensure qualifications are maintained.

TSX Corporate Governance Guideline	Comments
	The Corporate Governance and Nominating Committee has a formal process for the review and assessment of the members of the Board of Directors. The members of the Corporate Governance and Nominating Committee are Albert Gnat (Chair), William Baker, Anthony Griffiths, Gilles Hurtubise and David Chaikof. In identifying candidates for election or appointment to the Board of Directors, the Corporate Governance and Nominating Committee recognizes the benefits of diversity and seeks to select candidates who by virtue of their differing skills, areas of expertise, professional and personal backgrounds and geographic location, are best able to contribute to the direction of the business and affairs of the Corporation.
(b) Is this nominating committee composed exclusively of outside (non-management) directors, a majority of whom are unrelated	The Corporate Governance and Nominating Committee is composed exclusively of outside, unrelated directors.
5. Implement a process for assessing the effectiveness of the Board of Directors, its committees and individual directors	The Corporate Governance and Nominating Committee is mandated to monitor the quality of the relationship between management and the Board of Directors and to assess the effectiveness of the board, its committees and individual directors, and recommend improvements. The Corporate Governance and Nominating Committee has adopted a formal process in this regard and conducts an annual survey of directors on effectiveness of the operations of the Board and their respective committees and a director's self-evaluation.
6. Provide an orientation and education program for new directors	Reports and orientation materials relating to our business and affairs are provided to new directors. New directors also have access to fellow directors and senior management.
7. Examine board size with a view to determining the impact of the number of directors upon board effectiveness; where appropriate, undertake a program to reduce the number of directors to a number that will facilitate more effective decision making	The Board of Directors has considered this issue and is of the view that the current size of 10 is suited to our circumstances and allows for the efficient functioning of the Board of Directors as a decision-making body and the appropriate staffing of committees to which active mandates have been delegated.
8. The Board of Directors should review compensation of directors in light of risks and responsibilities involved in being a director	The Compensation Committee is mandated to review and recommend to the Board of Directors proposals for the remuneration of directors. The Committee considers time commitment, responsibilities and fees paid by the Corporation's peer group in determining remuneration. This ensures we continue to maintain, and attract, the best individuals. The members of the Compensation Committee are William Baker (Chair), Brian Semkiw and Anthony Griffiths.

TSX Corporate Governance Guideline	Comments
9. Committees of the Board of Directors should generally be composed of outside (non-management) directors, a majority of whom are unrelated	Each of the Corporate Governance and Nominating Committee, Compensation Committee and Audit Committee (which are addressed in different sections of this table) are comprised entirely of "unrelated" directors.
10. The Board of Directors should expressly assume responsibility for, or assign to a committee the general responsibility for, the Corporation's approach to corporate governance issues	Our Corporate Governance and Nominating Committee is generally mandated to be responsible for developing policies and implementing procedures related to the Board of Directors' governance of the Corporation. Included in its mandate is responsibility for: developing and monitoring our approach to corporate governance issues, establishing procedures for the identification of new nominees to the Board of Directors and assessing the effectiveness of the Board of Directors and its committees.
11. (a) Define limits to management's responsibilities by developing mandates for: (i) the Board of Directors	The Board of Directors has formalized its governance mandate through the adoption of a written mandate that defines its stewardship responsibilities. The Board of Directors' principal responsibilities are: to review and approve strategic plans and objectives for the Company; establish appropriate limitations on authority of our executives; review and approve major corporate decisions and plans; provide oversight to the conduct of business; and review financial performance and operating conditions against goals. This mandate is to be carried out in a manner that protects our value and provides ongoing benefit to our shareholders. In addition, the Board of Directors has established a formal written policy articulating executive limitations on the authority of our executives regarding the conduct of the business. In addition, all matters of policy and all actions proposed to be taken by us which are not in the ordinary course of our operations require prior approval of the Board of Directors or of a board committee to which appropriate authority has been delegated by the Board of Directors. In particular, the Board of Directors approves the appointment of all executive officers, the long term strategic plans of the Corporation and the capital plan.
(ii) the CEO	The Board of Directors sets objectives for the CEO and reviews performance against those objectives at least annually. These objectives include the general mandate to maximize shareholder value and to fulfil our strategic plans. The CEO is also required to formulate and propose to the Board the various strategies regarding product marketing, target markets, as well as the strategies regarding our corporate structure and future acquisitions.
(b) The Board of Directors should approve the CEO's corporate objectives	The CEO's objectives, as noted above, are reviewed by the full Board of Directors on an annual basis.

TSX Corporate Governance Guideline	Comments
12. Establish procedures to enable the Board of Directors to function independently of management	Margaret Craig (President and CEO) of the Corporation, is also a member of the Board of Directors. We nonetheless align with this Guideline, as we have instituted structures and processes to facilitate the functioning of the Board of Directors independently of management where needed. The Board of Directors has assigned certain of its responsibilities to the Corporate Governance and Nominating Committee, which ensures that the Board of Directors functions independently of management, and has established an Audit Committee with a board mandate (see item 13 below).
13. (a) Establish an audit committee with a specifically defined mandate	We have established an audit committee which is mandated to: oversee the retention, independence, performance and compensation of our independent auditors and the establishment and oversight of our systems of internal accounting and auditing control. In particular, the Audit Committee is responsible for ensuring that there are adequate internal controls over accounting and financial reporting systems. The Audit Committee is permitted and encouraged to consult with management, internal accountants, and our independent auditors on matters related to our annual audit and the internal procedures. The members of the Audit Committee are currently Albert Gnat (Chair), Anthony Griffiths, Stan J. Kabala, and Margita E. White.
(b) All members of the Audit Committee should be non-management directors	All members of the Audit Committee are non-management directors.
14. Implement a system to enable individual directors to engage outside advisers, at the Corporation's expense	Individual directors may request the Board to permit them to engage outside advisors, as required, in connection with the fulfilment of their duties and responsibilities. As noted above, the Audit Committee is permitted and encouraged to consult directly with our external auditors (who are directly accountable to the Audit Committee and to the Board).

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and officers of the Corporation, no insider of the Corporation or any associate or affiliate of an insider has or had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

No person who has been a director or an officer of the Corporation nor any proposed nominee at the time since the beginning of the last completed financial year, or any associate of any such director or officer, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

We were a "foreign private issuer" for purposes of the U.S. securities laws in fiscal 2002. As a result, none of our directors, officers or 10% shareholders was required to make any filings under Section 16(a) of the *Exchange Act* during the year ended April 30, 2002 with respect to our securities.

GENERAL

Information contained herein is given as of July 26, 2002, except as otherwise noted. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgement of the person voting it.

Copies of the Corporation's most current Annual Information Form (together with documents incorporated therein by reference), the 2002 annual report of the Corporation containing the comparative consolidated financial statements of the Corporation for the financial year ended April 30, 2002, together with the report of the auditors thereon, the management's discussion and analysis of the Corporation's financial condition and results of operations for fiscal 2002, the interim financial statements of the Corporation for periods subsequent to the end of the Corporation's last financial year and additional copies of this Circular are available upon written request to the Corporate Secretary, upon payment of a reasonable charge where applicable.

DIRECTORS' APPROVAL

The contents of this Circular and its sending to shareholders of the Corporation have been approved by the directors of the Corporation.

DATED at Toronto this 26th day of July, 2002

BY ORDER OF THE BOARD OF DIRECTORS

SALIL MUNJAL
Vice-President, Corporate Development &
General Counsel

QUEBECOR MERRILL
CANADA INC
Printed In Canada

LEITCH

Computershare

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario M5J 2Y1
Telephone 1-800-663-9097
514-982-7270
Facsimile 1-866-249-7775
416-263-9524
www.computershare.com

Proxy Number
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Holder Account Number

Name
Address

Use a black pen. Print in CAPITAL letters inside the grey areas as shown in this example.

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Proxy Form - Annual General Meeting to be held on September 10, 2002

Notes to Proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual you may require documentation evidencing your power to sign the proxy with signing capacity stated.
3. The form of proxy should be signed in the exact manner as the name appears on the proxy.
4. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a specification is not made in respect of any matter, this proxy will be voted as recommended by Management.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxy other than the management nominees named on the reverse of this form.
Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy. Have this proxy form in hand when you call.
Receive Documents Electronically - You can enrol to receive future securityholder communication electronically, after you vote using the Internet. Even if you don't vote online, you can still enrol for this service. Follow the instructions below.

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To Vote Using the Telephone (Within U.S. and Canada)

- Call toll free 1-800-816-9061 from a touch tone telephone. There is **NO CHARGE** for this call.
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To Vote Using the Internet

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To Receive Documents Electronically

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- Enter your CONTROL NUMBER and PIN NUMBER, and then follow the instructions on the screen.

CONTROL NUMBER **PIN NUMBER**

If you vote by telephone or the Internet, DO NOT mail back this proxy form.

Proxies submitted must be received by 5:00 p.m. (Toronto Time), on September 9, 2002, or in the case of an adjournment of the Leitch Annual General Meeting, by no later than 5:00 p.m. (Toronto Time) on the business day immediately preceding the date of such adjourned meeting.

All holders of shares refer to the accompanying Management Information Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

THANK YOU

25

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxy

I/We being holder(s) of Leitch Technology Corporation hereby appoint(s):
Margaret Craig, President and Chief Executive Officer, or failing her Salil Munjal, Vice President and General Counsel,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxy with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxy sees fit) and all other matters that may come before the Annual General Meeting of Leitch Technology Corporation to be held at TSE Conference Centre (Auditorium), Toronto Stock Exchange, The Exchange Tower, 100 King Street West, Toronto, Ontario on September 10, 2002 at 11:00 a.m. and at any adjournment thereof.

1. Election of Directors

FOR all nominees ☐

WITHHOLD vote for all nominees ☐

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2. Appointment of Auditors

	For	Withhold
Appointment of KPMG LLP as auditors of the Corporation and authorizing the directors to fix the auditors' remuneration	☐	☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any Proxy previously given with respect to the Meeting. If no voting preferences are indicated above, this Proxy will be voted as recommended by Management.

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Quarterly Financial Statements Request

☒ Mark this box if you would like to receive Quarterly Financial Statements.

If you do not mark the box, or do not return this form, then it will be assumed you do NOT want to receive Quarterly Financial Statements.

■ LTVQ 00 00 999999999999

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